Flux Media, Inc.

TmrO

ANNUAL REPORT

515 Means St.

Atlanta, GA 30318

(310) 926-4410

https://www.tmroapp.com/

This Annual Report is dated April 12, 2023.

BUSINESS

TmrO App by Flux Media, Inc. is a two-sided mobile marketplace where creative freelancers in the music, video, and web content industry, and the clients seeking their services, can connect and transact from beginning to end.

TmrO App is where creative freelancers can readily find opportunities and get paid before Tomorrow.

Freelancers contributed nearly $1 trillion to the US economy in 2019. This now represents 5% of the U.S GDP.

In 2019, there were 57 million freelancers in the US, up by 4 million since 2014.

33% of Freelancers worked in Creative fields in 2018.

US Creators who offered their services and work online (across 9 popular platforms) earned a baseline of 6.8 billion in 2017, up 17% from the previous year.

TmrO App currently makes money by charging a small 5% commission from each project.

TmrO will launch its Debit Card Program to allow our creatives to get paid within seconds. In addition to that, TmrO will participate in the exchange fees on each card transaction.

We converted from a Georgia LLC to a Delaware C-Corp, as of 02/08/2021.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $274,670.97
Number of Securities Sold: 0
Use of proceeds: Product Development
Date: July 15, 2020
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: promissory note
Final amount sold: $175,000.00
Use of proceeds: Product maintenance, product development, marketing and Branding assets.
Date: February 09, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

* Circumstances which led to the performance of financial statements: Revenues Though the company was started in 2018, it was in the development stage until November 2020. As of December 31, 2022, the company made $969.40 in revenues, which came at 6% commission from projects. Cost of Goods Sold The cost of revenues was $4,464.51 as of December 31, 2022, which represented direct payouts to TmrO app creatives subcontractors. Gross Profits As of December 31, 2022, gross profit was in the amount of $3,495.11

* . Expenses The Company's expenses consist of, among other things, marketing, research and development, legal fees, repairs and maintenance fees, accounting fees, computer software, computer hosting, computer hosting, website, professional fees, bank charges, dues and subscriptions. Total operating expenses went from $22,616.99 during the fiscal year ended December 31, 2021 to $59,083.13 during the fiscal year ended December 31, 2022 As of December 31, 2022, total operating expenses consist of % in marketing at $5,893.03, 15% in general and administrative (G&A) expenses at $2,972.33 Legal fees also made up a material portion of G&A at % $1,116.00, and were related to payments made to attorneys for creating all the company terms and conditions, the LLC operating agreements, as well as registering the company's trademark. Accounting fees made up $1126.70 , computer hosting and software made up $11,446.55 and professional services of $1530.00 for Research and Software development $34,998.52

* As previously stated, the company recently commenced operations and is at a stage where funds are being used to develop and grow its TmrO app and platform, causing the company to incur a total loss of $62,404.02 as of December 31, 2022.

* Historical results and cash flows: The Company had an accumulated deficit of $406,564.48 and cash in the amount of $1,646.15 as of December 31, 2022. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements. Operating Activities As of December 31, 2022, cash used in operating activities went to $61,345.30 from $29,815.91 as of December 31, 2021. The increase in cash used in operating activities was mainly due to the Company's higher net loss in 2022.

* Financing Activities As of December 31, 2022, cash provided by financing activities was up $24,855.22 in the fiscal year end December 31, 2022 from $67,781.54 in fiscal year end December 31, 2021. The increase in cash provided from financing activities during the fiscal year end December 31, 2022 was mainly due to the company founders cash additional contribution in the amount of $24,855.22. The Company's management is positive about the Company's prospects and does not think that these historical results are what investors should expect in the future. The Company intends to use the funds raised from this campaign to market the platform by activating social media and influencer marketing, PR campaigning, digital ads, as well as local partnerships with the city of Atlanta Economic development programs. Management also believes that the company's competitive advantage of being a pioneer in focusing on "in person " creative services, while other platforms focus on digital services and of paying its users quicker than any other gig platform (through the company's debit card program, it will be instant pay within minutes) are leverage that will help the company reach its goals of becoming a market leader in its field. In light of all the above, the company is forecasting it will increase its market shares, sales, and start generating revenues within 12 months of receiving the funds needed to implement its advertising and marketing strategies, continue to grow and hopefully become profitable in the coming years.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $1,646.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

◦ Creditor: Kayla Shelton Amount Owed: $5,197.00 Interest Rate: 0.0% During 2021 and 2022 the Company received advances/loans in the aggregate amount of $1,683.00 from its founder and CEO Kayla Shelton. The loan has no interest rate and the imputed interest was deemed immaterial. As of today, December 31, 2022, the outstanding balance of this loan is in the amount of $5,197.00.
*

* Creditor: Donald Cannon Amount Owed: $89,316.29 Interest Rate: 0.0% During 2020 the Company received a loan in the amount of $54,400.12 from Don Cannon, one of its members. During 2021 and 2022 the Company received advances/loans in the aggregate amount of $34,916.17 from from Don Cannon, one of its members. The loan carries no interest rate and the imputed interest was deemed immaterial. As of today, December 31, 2022, the outstanding balance of this loan is in the amount of $89,316.29.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kayla Shelton

Kayla Shelton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder and Chief Executive Officer (CEO)
Dates of Service: August, 2018 - Present
Responsibilities: As the company founder, Kayla is responsible for setting the company's vision and making sure that it is unique and attractive to potential consumers. Kayla focuses on creating value for the customers and making sure that the company is constantly evolving and changing with the times. As the company CEO, Kayla is responsible for making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations, and being the face of the company when necessary. Kayla has 46.84% equity in Flux Media, Inc.

Position: Secretary
Dates of Service: August, 2018 - Present
Responsibilities: As the Company Secretary, Kayla is responsible for the company's records, including minutes of board meetings and corporate documents. Many documents included in financing and banking transactions require the Secretaries signature.

Name: Donald Cannon

Donald Cannon's current primary role is with Generation Now LLC. Donald Cannon currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & CMO
Dates of Service: August, 2018 - Present
Responsibilities: As Co-Founder & CMO, Don is responsible for planning, developing, implementing, and monitoring the overall business marketing strategy. Some of the duties may include market research, pricing, product marketing, marketing communications, advertising and public relations. Don has 40.41% equity in Flux Media, Inc. No salary declared.
Other business experience in the past three years:

Employer: Generation Now LLC
Title: CEO
Dates of Service: September, 2015 - Present
Responsibilities: As CEO, Don is responsible for making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations, and being the face of the company when necessary.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Kayla Shelton
Amount and nature of Beneficial ownership: 2,550,000
Percent of class: 46.84%

Title of class: Common Stock
Stockholder Name: Don Cannon
Amount and nature of Beneficial ownership: 2,200,000
Percent of class: 40.41%

RELATED PARTY TRANSACTIONS

* Name of Entity: Kayla Shelton Relationship to Company: Officer Nature / amount of interest in the transaction:During 2021 and 20202 the Company received advances/loans in the aggregate amount of $1,683.00 from its founder and CEO Kayla Shelton. The loan has no interest rate and the imputed interest was deemed immaterial. Material Terms: As of today, December 31, 2022, the outstanding balance of this loan is in the amount of $5,197.00
*
* Name of Entity: Donald Cannon Relationship to Company: Officer Nature / amount of interest in the transaction:During 2020 the Company received a loan in the amount of $54,400.12 from Don Cannon, one of its members. During 2021 and 2022 the Company received advances/loans

in the aggregate amount of $34,916.17 from Don Cannon, one of its members. The loan carries no interest rate and the imputed interest was deemed immaterial. Material Terms: As of today, December 31, 2022, the outstanding balance of this loan is in the amount of $89,316.29

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 178,333 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 5,000,000 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

Drag Along Rights. If a Proposed Transferee (which is neither a Stockholder or an Affiliate of a Stockholder) agrees to purchase, in a bona fide arm's length transaction, a sufficient number of Shares from one or more Selling Stockholders sufficient to cause a Change in Control, and the Non-selling Stockholders and the Company do not exercise their right to purchase the Offered Shares under Section 1.1, the Selling Stockholders or any of them shall have the right to compel the Non-selling Stockholders to participate in the sale to the Proposed Transferee at the same time and on the same terms and conditions as offered to the Selling Stockholders. If the Selling Stockholders exercise the rights provided by this Section, the Selling Stockholders shall provide written notice to the Non-selling Stockholders at least 20 days prior to the consummation of the sale, setting forth (i) the name and address of the Proposed Transferee and the number of Shares proposed to be transferred; and (ii) the proposed amount of consideration and terms and conditions of payment offered by such Proposed Transferee (if the proposed consideration is not cash, the notice shall describe the terms of the proposed consideration); and each of the Non-selling Stockholders shall be required to sell a number of Shares to the Proposed Transferee equal to (x) the total number of Shares owned by such Non- selling Stockholder, multiplied by (y) the percentage represented by the ratio of the number of Shares being sold by the Selling Stockholders to the total number of Shares owned by the Selling Stockholders, all on an as converted basis. Notwithstanding the foregoing, a Stockholder need not participate in such sale if the Stockholder is required to provide joint and several indemnification to the Proposed Transferee, or is required to indemnify the Proposed Transferee for damages in an amount equal to more than the Stockholder's pro rata share of damages based on the percentage of the Company's outstanding shares of common stock on a fully diluted basis, which are owned by such Stockholder.

Co-Sale Rights. If the Proposed Transferee (which is neither a Stockholder or an Affiliate of a Stockholder) has offered to purchase, in a bona fide arm's length transaction, a sufficient number of Shares from one or more Selling Stockholders sufficient to cause a Change in Control, to the extent the Company and the Non-selling Stockholders decline or otherwise fail to exercise their rights of first refusal in full with respect to the Offered Shares, each Non-selling

Stockholder may participate in the Selling Stockholder's transfer of the Offered Shares by giving written notice of its election to do so to the Selling Stockholder and the Company within thirty (30) days after its receipt of the Notice. Each such participating Non- selling Stockholder ("Participating Stockholder") shall then have the right to sell to the Proposed Transferee, at the same price and on the same terms as the Selling Stockholder, a number of shares (the "Co-Sale Shares") equal to (i) the total number of Shares owned by the Participating Stockholder, multiplied by (ii) the percentage represented by the ratio of the number of Shares being sold by the Offered Stockholders to the total number of Shares owned by such Offered Stockholders, all on an as converted. To the extent that the Proposed Transferee refuses to purchase shares from the Participating Stockholders, the Selling Stockholder shall purchase such shares or other securities from the Participating Stockholders, on the terms set forth herein, concurrently with his sale of the Offered Shares to the Proposed Transferee. In connection with any co-sale effected pursuant to this Section 1.2, the Participating Stockholders shall enter into an agreement with the purchaser on terms and conditions identical, to the extent feasible, with the agreement entered into by the Selling Stockholder providing representations and warranties and other terms and conditions agreed to by the Selling Stockholder. For purposes hereof, "Change in Control" shall be deemed to occur as a result of the bona fide sale of Shares, in one or a series of arm's length transactions, if as a result of such sale, less than a majority of the combined voting power of the outstanding securities of the Company immediately after such sale are held in the aggregate by the holders of voting stock of the Company immediately prior to such transaction.

Selling Stockholder's Right to Transfer. If all of the Offered Shares proposed in the Notice to be transferred are not purchased by the Company or the Non- selling Stockholders as provided herein, the Selling Stockholder may sell or otherwise transfer any remaining Offered Shares at the Offered Price or at a higher price and on no more favorable terms; provided, that such sale or other transfer: (i) complies with the provisions of Section 1.2 of this Agreement with respect to Co-Sale Rights; (ii) is consummated within ninety (90) days after the date of the Notice; (iii) is in accordance with all other terms of this Agreement and any other agreements, if any, between the Selling Stockholder and the Company; and (iv) is effected in accordance with any applicable securities laws. If the Offered Shares described in the Notice are not transferred to the Proposed Transferee within such period, a new Notice shall be given to the Company and the Non-selling Stockholders, and the Company and the Non-selling Stockholders shall again be offered a Right of First Refusal before any Offered Shares held by the Selling Stockholder may be sold or otherwise transferred.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation. Minority Holder; Securities with No Voting Rights The Equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. Our failure to protect our intellectual property rights could diminish the value of our platform, weaken our competitive position and inhibit our ability to generate revenue, and infringement claims asserted against us or by us, could have a material adverse effect. We regard the protection of our intellectual property, which includes trade secrets, trademarks and domain names, as critical to our success. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. Effective trade secret, copyright, trademark and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. We may be required to protect our intellectual property in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. If we are unable to retain our key personnel, or unable to attract or retain additional personnel as we grow, we may be unable to execute on our business plan. Our success depends in significant part on the continued services of certain of our management team, namely, Kayla Shelton, our sole officer and a director and Don Cannon, a director, and our ability to attract and retain other highly qualified personnel in the future. Losing one or more of these personnel, or our inability to replace such individuals, or our inability to attract and retain other highly qualified personnel in the future, could seriously impair our ability to successfully implement our business plan and could have a material adverse effect on our business, results of operations and financial condition which could result in the loss of your investment. No management or voting rights. Holders of common stock issued in this offering, will be providing a voting proxy to our CEO, which will allow our CEO to vote their shares. Consequently, the investment in common stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Therefore, you will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which you disapprove. In assessing the risks and rewards of an investment in common stock, you must be aware that you are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and investors in this offering, will be subject to the decisions of our directors, officers, and employees. No management or voting rights. Holders of common stock issued in this offering, will be providing a voting proxy to our CEO, which will allow our CEO to vote their shares. Consequently, the investment in common stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Therefore, you will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which you disapprove. In assessing the risks and rewards of an investment in common stock, you must be aware that you are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and investors in this offering, will be subject to the decisions of our directors, officers, and employees. Risks of Borrowing. In exchange for certain loans in the aggregate amount of $175,000, we have issued Don Cannon, one of our directors and a significant stockholder, a non-interest bearing note for $175,000, which is due and payable in September 30, 2021. In addition, we may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition. We may need additional financing and the inability to obtain such financing may have an adverse impact on our business and your ownership interest. Even if we sell all the Common Stock in this Offering, we may need additional capital to fund working capital needs. There can be no assurance that additional financing will be available to us on commercially reasonable or acceptable terms, or at all. In addition, we may raise such additional equity capital from the sale of common stock to individuals or institutions that may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including, but not limited to, a lower purchase price. Further, preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of such preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, the issuance of additional equity securities would result in a dilution of your ownership interest in us. Our marketing and advertising efforts may fail to resonate with our customers. We intend to market our platform through a diverse spectrum of advertising and promotional programs such as online, social media, mobile advertising, as well as radio and television placements. Our ability to generate users depends in part upon the success of these programs. If our marketing efforts fail to resonate with consumers, or advertising rates or other media placement costs increase, these factors could have a material adverse impact on our ability to generate the revenues we expect, which could diminish the return to investors in this offering. Failure to Maintain a Positive Reputation. A positive reputation with users concerning our platform is important in attracting and retaining users. To the extent we become perceived as not compelling to users, our ability to maintain a positive reputation may be adversely impacted. The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed. Competition in the gig economy industry is intense. Many new platforms are regularly introduced. Our competitors range from large established companies to emerging start-ups, and we expect new competitors to continue to emerge throughout the world. If our competitors develop and market more successful platforms, we may not generate the revenues we expect, which could diminish the return to investors in this offering. To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences. Customers constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality, accessibility, and other features of our platform. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results. We have minimal operating capital, no significant assets and no revenue from operations. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of shares in this offering or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and our stockholders. We depend on technology and advanced information systems, which may fail or be subject to disruption. There are no assurances that our platform will be uninterrupted or fully secure, or that a significant number of users will be willing to access, adopt, and use the platform. Further, our platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in our platform. Cyber-attacks may target users, or other parties, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We will store personal and other sensitive information/digital data of our investors, users and other third parties who use our platform. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor or user data, our relationships with our investors, users and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 12, 2023.

Flux Media, Inc.

By   /s/ *Kayla Shelton*

Name: <u>Flux Media Inc</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Flux Media, Inc.

Profit and Loss
January 2021 - December 2022

	JAN - DEC 2021	JAN - DEC 2022	TOTAL
Income			
Sales	396.87	269.40	$666.27
Services		700.00	$700.00
Total Income	**$396.87**	**$969.40**	**$1,366.27**
Cost of Goods Sold			
Amazon Web Services Hosting	4,736.97	4,464.51	$9,201.48
Total Cost of Goods Sold	**$4,736.97**	**$4,464.51**	**$9,201.48**
GROSS PROFIT	**$ -4,340.10**	**$ -3,495.11**	**$ -7,835.21**
Expenses			
Advertising & marketing		1,050.00	$1,050.00
Social media		4,576.18	$4,576.18
Website ads		266.85	$266.85
Total Advertising & marketing		**5,893.03**	**$5,893.03**
Business licenses	150.00	500.00	$650.00
Contractor	8,750.00	1,530.00	$10,280.00
General business expenses			$0.00
Bank fees & service charges	633.00	554.99	$1,187.99
Memberships & subscriptions		271.65	$271.65
Total General business expenses	**633.00**	**826.64**	**$1,459.64**
Interest paid	330.75		$330.75
Credit card interest		534.76	$534.76
Total Interest paid	**330.75**	**534.76**	**$865.51**
Legal & accounting services			$0.00
Accounting fees		1,126.70	$1,126.70
Legal Fees		1,116.00	$1,116.00
Total Legal & accounting services		**2,242.70**	**$2,242.70**
Meals	92.14	528.27	$620.41
Merchant Processing fees - Stripe	43.43	63.31	$106.74
Office expenses			$0.00
Office supplies		24.12	$24.12
Shipping & postage	25.58	32.23	$57.81
Software & apps		11,112.55	$11,112.55
Total Office expenses	**25.58**	**11,168.90**	**$11,194.48**
Software	12,275.39	334.00	$12,609.39
Software Development		34,998.52	$34,998.52
Taxes paid	10.00	450.00	$460.00
Travel	13.57	13.00	$26.57
Website and related	293.13		$293.13
Total Expenses	**$22,616.99**	**$59,083.13**	**$81,700.12**
NET OPERATING INCOME	**$ -26,957.09**	**$ -62,578.24**	**$ -89,535.33**

Flux Media, Inc.

Balance Sheet

As of December 31, 2022

	JAN - DEC 2021	JAN - DEC 2022
ASSETS		
Current Assets		
Bank Accounts		
BUS COMPLETE CHK (0128) - 1	37,370.19	674.54
Chase Bank - Flux Media LLC(5896)	12.60	10.60
Stripe	753.44	961.01
Total Bank Accounts	**$38,136.23**	**$1,646.15**
Total Current Assets	**$38,136.23**	**$1,646.15**
TOTAL ASSETS	**$38,136.23**	**$1,646.15**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		0.00
Total Accounts Payable	**$0.00**	**$0.00**
Credit Cards		
Credit Card		0.00
K. SHELTON (9217) - 1	2,372.89	3,431.61
Total Credit Cards	**$2,372.89**	**$3,431.61**
Other Current Liabilities		
Stripe Payable to Creatives	0.00	0.00
Total Other Current Liabilities	**$0.00**	**$0.00**
Total Current Liabilities	**$2,372.89**	**$3,431.61**
Long-Term Liabilities		
Long-term loans from shareholders		
Shareholder loan - D Cannon	68,768.41	89,316.29
Shareholder loan - K Shelton	3,664.00	5,197.00
Total Long-term loans from shareholders	**72,432.41**	**94,513.29**
Total Long-Term Liabilities	**$72,432.41**	**$94,513.29**
Total Liabilities	**$74,805.30**	**$97,944.90**
Equity		
Common shares	254,228.14	254,228.14
Paid-In Capital	52,434.25	55,208.59
Prior Period Adjustment	829.00	829.00
Retained Earnings	-317,203.37	-344,160.46
Net Income	-26,957.09	-62,404.02
Total Equity	**$ -36,669.07**	**$ -96,298.75**
TOTAL LIABILITIES AND EQUITY	**$38,136.23**	**$1,646.15**

I,Kayla Shelton, the CEO of Flux Media Inc, hereby certify that the financial statements of Flux Media Inc, and notes thereto for the periods ending January, 1,2022 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $ -3,496.; taxable income of $ -62,580. and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 20, 2023.

_____ (Signature)

CEO   (Title)
March, 20, 2023 (Date)

ABC COMPANY

FINANCIAL STATEMENTS
(UNAUDITED)

	Preferred Stock		Common stock		Accumulated Deficit
	Shares	Amount	Shares	Amount	
Issuance of founders stock	N/A	N/A	4,750,000	N/A	-
Shares issued for cash	N/A	N/A	13,536	55,209	-
Net income (loss)	-	-	-	-	(26,957)
December 31, 2021	-	N/A	4,763,536	$ 55,209	$ (344,160)
Shares issued for services	N/A	N/A	680,500	N/A	
Net income (loss)	-	-	-	-	(62,404)
December 31, 2022	-	N/A	5,444,036	$ 55,209	$ (406,564)

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor.   The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

1

Flux Media, Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-26,957.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
K. SHELTON (9217) - 1	-2,858.82
Stripe Payable to Creatives	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-2,858.82**
Net cash provided by operating activities	**$ -29,815.91**
FINANCING ACTIVITIES	
Long-term loans from shareholders:Shareholder loan - D Cannon	14,368.29
Long-term loans from shareholders:Shareholder loan - K Shelton	150.00
Paid-In Capital	52,434.25
Prior Period Adjustment	829.00
Net cash provided by financing activities	**$67,781.54**
NET CASH INCREASE FOR PERIOD	**$37,965.63**
Cash at beginning of period	170.60
CASH AT END OF PERIOD	**$38,136.23**

Flux Media, Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-62,404.02
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	0.00
Credit Card	0.00
K. SHELTON (9217) - 1	1,058.72
Stripe Payable to Creatives	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,058.72**
Net cash provided by operating activities	**$ -61,345.30**
FINANCING ACTIVITIES	
Long-term loans from shareholders:Shareholder loan - D Cannon	20,547.88
Long-term loans from shareholders:Shareholder loan - K Shelton	1,533.00
Paid-In Capital	2,774.34
Net cash provided by financing activities	**$24,855.22**
NET CASH INCREASE FOR PERIOD	**$ -36,490.08**
Cash at beginning of period	38,136.23
CASH AT END OF PERIOD	**$1,646.15**

NOTE 1 – NATURE OF OPERATIONS

[Flux Media, INC.] was formed on March 4, 2021("Inception") in the State of Delaware. The financial statements of [Flux Media INC.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, GA.

[Flux Media, INC.] is a technology company offering an online platform that connects creative freelancers and clients in the Music Industry, allowing for instant booking, faster payment and lower commission rates than its competitors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from When our platform has connected a customer to a vendor and the service is performed. The company is entitled to percentage of the total fee collected and then paid to vendor; when the service has been performed and there are no disputes.

Stock Based Compensation
In 2022, Th Company issued 680,500 shares of common stock for the services of Power Media Group and its founders. This common stock is in exchange for 12.5% equity, vested over 24 months. The services include, Marketing , Chief Operations , and Chief Technology services.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and GA and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

There is no inventory, no PP&E, no accrued Liabilities. The debit is based on credit card in 2021 in the amount of $2372.89 and 2022 in the amount of $3431.61 : loans from shareholders/officers in 2021 in the total amount of $72,432.41 and 2022 in the total amount of $94,513.29

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 680,500 shares of our common stock to PMG and its founders in 2022, and 13,536 shares of common stock to Regulation CF Investors in 2021. As of December 31, 2022 the company has currently issued 5,444,036 shares of our common stock, including the above and the founders shares.

NOTE 6 – RELATED PARTY TRANSACTIONS

We have authorized the issuance of 680,500 shares of our common stock to PMG and its founders in 2022. We also have loans from shareholders/officers in 2021 in the total amount of $72,432.41 and 2022 in the total amount of $94,513.29

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through [December 31, 2022, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Kayla Shelton, Principal Executive Officer of Flux Media, Inc., hereby certify that the financial statements of Flux Media, Inc. included in this Report are true and complete in all material respects.

Kayla Shelton

CEO